

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Via E-mail
Kevin A. Shields
Chief Executive Officer
Griffin Capital Essential Asset REIT, Inc.
Griffin Capital Plaza
1520 E. Grand Avenue
El Segundo, California 90245

> **Re:** **Griffin Capital Essential Asset REIT, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 3, 2015**
> **File No. 333-201835**

Dear Mr. Shields:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any non-public information, including board books, financial forecasts, and projections, presented to the board of directors of Griffin Capital Essential Asset REIT, Inc. or Signature Office REIT, Inc. by their respective management and financial advisors in connection with the proposed transaction.

The Companies

The Combined Company, page 140

2. Please expand your discussion of pro forma operating data for the combined company to include information regarding lease expirations.

The Merger

Background of the Merger, page 161

3.   We refer to the March 5, 2014 meeting at which the Signature Office REIT, Inc. board of directors met with senior management, legal, and financial advisors, including Wells Fargo Securities, and discussed various potential strategic alternatives. Please briefly describe any of these alternatives to the extent given material consideration, and briefly describe why management and the board decided not to pursue any of these alternatives.

4.   We refer to the November 5, 2014 meeting at which the Signature Office REIT, Inc. board of directors met with management, legal counsel, and Mr. Kennedy, and determined to try to seek a higher exchange ratio by eliminating the cash option from the proposed transaction with Griffin Capital Essential Asset REIT, Inc. Please revise your disclosure to describe the rationale for this decision.

5.   Please discuss whether the Signature Office REIT, Inc. board believes that the transaction or consideration is fair from a financial point of view.

Opinion of SOR's Financial Advisor, page 174

6.   We note that Houlihan Lokey's opinion was delivered on November 21, 2014. Please disclosure whether any material changes in Griffin Capital Essential Asset REIT, Inc.'s or Signature Office REIT, Inc.'s operations, performance, or in any of the projections or assumptions upon which Houlihan Lokey based its opinions have occurred since the delivery of the opinion or that are expected to occur before the Signature Office REIT, Inc. special stockholder meeting.

7.   We note that in rendering the fairness opinion, Houlihan Lokey relied on certain information relating to the historical, current and future operations, financial condition and prospects of Griffin Capital Essential Asset REIT, Inc. and Signature Office REIT, Inc. Please revise your disclosure to describe the financial projections relied upon and to summarize the other information that is material to the fairness opinion.

Net Asset Value Analysis, page 178

8.   Please discuss in more detail the assumptions used in the net asset value analysis, including with respect to the discount, capitalization, and terminal value rates selected.

Selected Companies Analysis, page 178

9.   Please discuss in more detail the criteria used to select the public companies used. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. Additionally, please discuss in more detail

how this single pool of selected companies was used to determine the respective 2015E FFO multiple ranges for each of Griffin Capital Essential Asset REIT, Inc. and Signature Office REIT, Inc.

10.   Please expand upon the disclosure as to how estimated FFO values of the selected companies were calculated, including whether the FFO values were all calculated in accordance with the NAREIT FFO definition.

Discounted Cash Flow Analysis, page 179

11.   Please discuss in more detail the assumptions used in this discounted cash flow analysis. Additionally, please expand your disclosure as to how you conducted this analysis, including the selection of Signature Office REIT, Inc.'s fiscal year 2020 projected Funds Available for Distribution and Griffin Capital Essential Asset REIT, Inc.'s 2016 projected Funds Available for Distribution in the analysis.

Other Matters, page 179

12.   To the extent that Houlihan Lokey has performed any services for Griffin Capital Essential Asset REIT, Inc. or Signature Office REIT, Inc. or their respective affiliates in the past two years, please disclose the amount of compensation Houlihan Lokey has received for such services.

Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

13.   Reference is made to Note (B). You indicate that you will not assess SOR's applied accounting of the development bonds and obligations under capital leases and determine how the bonds and capital leases should be presented on your financial statements until the effective date.   Please clarify your basis in GAAP for not making the accounting assessment in preparing your pro forma financial statements.   To the extent you believe the impact of your accounting assessment and any resulting adjustments to SOR's historic presentation of its development bonds and obligations under the capital leases would not have a material impact to your pro forma financial statements, please provide an affirmative statement to that effect.

14.   Reference is made to Note (C). Please provide a footnote explanation related to the elimination of the deferred financing costs and deferred rent (straight-line) in arriving at your pro forma results.

15.   Reference is made to Note (D).   Please provide a cross reference to the part within your registration statement where you discuss the significant terms of the GCEAR's KeyBank Unsecured Credit Facility.

16.   Reference is made to Note (G).   Please tell us how you calculated the $2.3 million adjustment to accumulated deficit.

Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations

17.   Reference is made to Note (d).   We note you adjusted acquisition fees and reimbursable acquisition expenses related to GCEAR 2014 acquisitions from the pro forma consolidated statement of operations for the nine months ended September 30, 2014 to the year ended December 31, 2013.   Given that these charges are non-recurring charges directly related to the transaction, please clarify how adjusting to include within the pro forma consolidated statement of operations for the year ended December 31, 2013 is appropriate pursuant to the guidance outlined within Rule 11-02(b)(6) of Regulation S-X.

18.   We note certain amounts within the column for GCEAR Acquisitions in your unaudited pro forma consolidated statement of operations that have no footnote reference attached to the amounts such as property operating expense, property tax expense, acquisition fees and expenses to non-affiliates, and interest expense.   Please provide a footnote explanation for how these amounts were calculated or where these amounts are derived from.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard J. Efron at (202) 551-3439 or Wilson K. Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Staff Attorney

cc: Richard F. Mattern, Esq.
        Baker, Donelson, Bearman, Caldwell & Berkowitz, PC